FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2010

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press release dated August 13, 2010 entitled “AFP PROVIDA S.A. reports its results for the period ended June 30, 2010”

Item 1

For immediate release

Contact:
María Paz Yañez
Planning & Control Manager
Phone: (56-2) 351-1209
Fax: (56-2) 679-2320
E-mail: myanezm@bbvaprovida.cl

Santiago, Chile – August 13, 2010 – AFP PROVIDA (NYSE: PVD) announces its consolidated financial results for the period ended June 30, 2010. All figures are expressed in Chilean pesos and are prepared in accordance with the International Financial Reporting Standards (IFRS). Figures as of June 30, 2009 were re-classified with the corresponding adjustments required under IFRS.

AFP PROVIDA S.A. reports its results for the period ended June 30, 2010

GENERAL HIGHLIGHTS FOR THE FIRST HALF OF 2010

Ü
The first half of 2010 (1H10) recorded a profit of Ch$46,183.0 million, higher by Ch$8,436.8 million or 22.4% with respect to profit recorded in the first half in 2009 (1H09). This result was attributable to the positive evolution of the recurring business, since revenues minus operating expenses (expenses related to employees, life and disability insurance and other miscellaneous costs) increased by Ch$18,385.9 million as compared to the 1H09, from Ch$30,494.5 million to Ch$48,880.4 million.

Ü
It should be mentioned that the Pension Reform Law eliminated the AFPs´individual responsibility of providing life and disability benefits that implied a decrease of the fee charged to contributors over their taxable salaries. Thus, Provida decreased its fee from 2.64% to 1.54% in July 2009, which led to record a lower fee income (it is included in revenues) of Ch$38,463.6 million with respect to the 1H09. However, the latter had its counterpart in a lower life and disability insurance cost that implied a positive variation of Ch$53,211.1 million, due to lower temporary premium and a credit from unfavorable casualty rate accruals resulting from the positive returns achieved by pension funds and higher discount rates over the casualties costs.

Ü
In the positive result attained in the first half, lower employee expenses (Ch$2,396.1 million) also contributed, basically due to decreased amount of indemnities to administrative and sales personnel, and depreciation and amortization expenses (Ch$1,402.3 million) due to lower amortization in evolutionary developments associated to the Unified Platform.

Ü
Likewise, mandatory investments recorded lower gains that led to a negative deviation of Ch$10,355.9 million, due to a lower average nominal return of pension funds of 3.19% in the 1H10 as compared to 11.41% recorded in the 1H09, as consequence of lower gains in local variable income and fixed income.

Ü
Since Provida became the sole shareholder in AFP Genesis (Ecuador) Provida’s financial statements are consolidated with this subsidiary, which implied to acknowledge in different components of its results, a profit of Ch$1,490.2 million in the 1H10, representing an increase of 39.0% with respect to the result registered in the 1H09.

Ü
As of June 30, 2010, Provida has maintained leading the Chilean pension fund industry with a total of US$34,966.0 million of assets under management, equivalent to a market share of 30.2%. Also, Provida is a leader in terms of clients with an average portfolio of 3.5 million affiliates and 1.8 million of contributors as of June 2010, with market shares of 41.0% and 39.6% respectively.

 GENERAL HIGHLIGHTS FOR THE SECOND QUARTER OF 2010

Ü
The second quarter of 2010 (2Q10) recorded a profit of Ch$19,185.6 million, lower by Ch$4,920.0 million or 20.4% with respect to the profit attained in the second quarter of 2009 (2Q09). This result was basically sustained by losses recorded by mandatory investments, implying a negative deviation of Ch$15,037.4 million in view of negative results obtained by foreign stock markets, meanwhile the recurring business favorably performed with a positive variation of Ch$7,818.5 million with respect to the 2Q09.

Ü
In relation to revenues, they amounted to Ch$36,294.2 million in the 2Q10, lower by Ch$18,089.7 million as compared to the 2Q09. This result was driven by lower fee income as a result of the decreased fee charged to contributors over their taxable incomes in line with the change introduced by the Pension Reform Law regarding the life and disability benefits. The latter has its counterpart in the lower life and disability insurance premium that positively contributed with Ch$25,709.5 million due to the period did not record expenses incurred in the insurance, excepting expenses from leftover recovery of previous months and accruals in the value of casualties that have not been paid yet.

Ü
The operating expenses performed favorably due to both employee expenses (Ch$1,884.8 million) mainly because of lower indemnities and depreciation as well as amortization expenses (Ch$1,347.5 million) basically lower amortization in the asset Unified Platform. The above was partially offset by higher miscellaneous other operating expenses (Ch$1,686.1 million) due to higher advisory services and services rendered by third parties.

AFP PROVIDA, leading company in the Chilean pension fund industry, provides pension fund management and related services throughout the country and has invested in similar companies in Peru, Ecuador and Mexico. In July 1999, PROVIDA was incorporated into the financial holding BBVA Group that enjoys pride of place in the pension fund industry and is one of the principal financial conglomerates in Latin America.
Business Drivers	Jun-10	Market Share

Average number of affiliates	3,542,322	41.0%
Average number of contributors	1,788,522	39.6%
Average number of pensioners	472,472	38.1%

Average salary base (US$ Million)	1,240.0	32.0%
AUM (US$ Million)	34,966.0	30.2%
Average real return of Pension Fund (Cum. Jun10)	1.92%
Pension Fund Type A real return (Cum. Jun10)	-0.20%
Pension Fund Type B real return (Cum. Jun10)	1.58%
Pension Fund Type C real return (Cum. Jun10)	2.46%
Pension Fund Type D real return (Cum. Jun10)	2.71%
Pension Fund Type E real return (Cum. Jun10)	4.31%

Other Variables	Jun-10	Market Share

Average number of branches	77	36.3%
Average number of administrative employees	900	28.7%	(1)
Average number of sales agents	469	22.5%	(1)
(1) Market Share as of March, 2010

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS FOR THE FIRST HALF OF 2010

The monthly economic index (Imacec) grew by 6.8% in June 2010 as compared to June 2009. In the result attained in the month contributed the dynamism shown by retail and wholesale business, transport activity and utilities. These sectors, particularly business, keep on strongly boosting the growth in consistence with the employment figures recorded in the April-June mobile quarter 2010 that exhibited an important rise in the occupied sector and a fall in the employment rate. The growth in the second quarter of 2010 was 6.2% and in the first half of 2010 was 3.6%. Figures continue showing a strong growth in the demand in comparison to the offer.

In regard to foreign trade, the trade balance accrued a positive balance of US$7,928.3 million in the first half in 2010, a 22.4% increase with respect to the same term in 2009. In the first half, exports accrued US$32,563.2 million, a growth of 33.5% over the same period in 2009, mainly driven by growths in exports of mining products (representing approximately 60% of total exports), specifically copper due to its price doubled in comparison with last year. Likewise, imports totaled US$24,634.9 million, reflecting an increase of 37.5% basically due to larger amounts of fuels imports (that represent around 25% of total imports), mainly crude and diesel oil due to both, their increased prices and higher imported volumes. Additionally, the period recorded higher imports of cars and vans (representing around 15% of total imports).

The Consumer Price Index (CPI) accrued in the six first months of 2010 a variation of 1.7%. The cumulative inflation is basically the result of upwards recorded in items goods and services (0.9%), transport (0.7%), alcohol beverages and tobacco (0.2%) and accommodations and utilities (0.2%), effects that were partially offset by the decrease exhibited in garments and shoes (-0.5%).

The labor market kept on strengthened as the mobile quarter April - June 2010 recorded an unemployment rate of 8.5%, a decrease of 0.3% percent points with respect to the previous mobile quarter, with a growth of total employment of 0.8%, a figure higher than the labor force that expanded by 0.5%. In relation to the same quarter in 2009, the unemployment rate diminished by 3 percent points.

By economic sectors, despite the occupied sector decreased in the agricultural sector (-6.5%) as normally occurs in this season of the year, the increases recorded in manufacturing (4.1%), mining and quarry exploitation (4.0%), retail business (1.5%) and construction (2.6%), more than offset the negative performance, also exhibiting a higher dynamism in the employment sector as compared to previous quarters and in line with the activity indicators. By occupational categories, the self-employment keeps on leading the recovery of employment (2.9% that represents an increase of 39,910 people), while the salaried sector increased by 0.1% (7,010 jobs).

The dynamism that the labor market has shown ratifies and even exceeds the expectations of the employment performance for the next quarters. It is important to notice that the employment has continued growing during months in which for seasonal reasons is expected to have some decreases. This result is coherent with the evolution shown by the economy in the last months and it would be expected to have a recovery in the salaried sector that is still behind.

Regarding the Pension Reform Law and specifically the bidding process to new affiliates, commencing on August 1, 2010, all those dependent workers, self-employed workers and voluntary affiliates that become affiliates in the individual capitalization pension system for the first time, must enter in the new AFP Modelo for a 24 month period.

AFP Modelo awarded the first bidding process of new affiliates since it offered the lowest fee to administer the pension funds of such affiliates, among the other participants in the process.

The bidding process to administer individual capitalization accounts was implemented in order to encourage price competition among AFPs and to achieve lower fees for affiliates, promoting the entrance of new actors in the AFP industry and generating higher sensibility in the demand of price.

Additionally, as informed in previous reports, the Pension Reform Law eliminated the AFP’s individual responsibility of providing life and disability benefits, by establishing that the AFPs altogether should purchase a fixed and single insurance premium through a bidding process to cover this obligation. Such insurance is awarded to one or more insurance companies, providing the best economic offer, awarding the insurance to more than one insurer in order to avoid excessive risk concentration for the coverage of the entire life and disability insurance risk, having the same value for all the workers regardless the AFP to which they contribute.

The first bidding process was awarded for a 12 month term from July 1, 2009 until June 30, 2010, with a premium of 1.87% over the taxable remunerations. The new bidding process in force commencing July 1, 2010 for a 24 month period was awarded to an average fee of 1.49%. Such percentage must be covered by the employer in case of having 100 or more contributing workers, otherwise, the insurance is paid by workers until June 2011 and commencing on July 2011 the employer should pay for it.

In reference to the accounting policies, AFP Provida has started to apply International Financial Reporting Standards (IFRS) in accordance with the schedule instructed by the Superintendency of Pensions as follows:

•	December 31, 2009:	Pro forma financial statements (non comparative)
•	March 31,2010:	First comparative financial statements
•	December 31, 2010:	First comparative financial statements considered as fully IFRS implemented

As a starting point, Shareholders’ equity as of January 1, 2009 under IFRS was subject to the following adjustments:

(Millions of Chilean pesos)
SHAREHOLDERS' EQUITY UNDER CHILE GAAP AS OF 31/12/2008	234,981,968
Adjustment at the begining of the period:
Deffered taxes complementary accounts reverse	(10,671,921.0)
Mandatory investments' deferred taxes adjustment to nominal value	(4,862,894.0)
First implementation adjustment in DCV and PREVIRED	(82,148.0)
First implementation adjustment in Provida Internacional subsidiaries	546,001.
Convertion difference reserves (other reserves)	11,007,502.0
Convertion difference reclassification	(11,007,502.0)
Initial Adjustments Total	(15,070,964.0)
TOTAL SHAREHOLDERS' EQUITY UNDER IFRS AS OF 01/01/2009	219,365,006

In the current release, consequently, the comparative results for the first quarter of 2010 will be analyzed under IFRS, and the permanent differences with respect to the Chilean generally accepted accounting principles previously applied will be the following:

•	No price level restatement is applied
•	Intangibles were not amortized using the straight-line method, but in accordance with instructions of the periodic impairment test or as a customer list as per its stock evolution.
•	Deferred taxes are recognized at nominal value otherwise than discounted.

BUSINESS DEVELOPMENT

COMPREHENSIVE INCOME STATEMENT

Profit

During the first half in 2010 (1H10), the Company recorded a profit of Ch$46,183.0 million, an increase of Ch$8,436.8 million or 22.4% with respect to the profit recorded in the first half in 2009 (1H09).

This result was basically driven by the life and disability insurance that recorded a positive variation of Ch$53,211.1 million with respect to the 1H09. This result was attributable to the fact that Pension Reform Law eliminated the AFP’s individual responsibility of providing life and disability benefits, so that, the period did not record expenses for such concept, excepting those ones stemming from leftovers recovery of previous months, adding accruals made due to changes in the value of casualties pending of payment. The above was accompanied by lower revenues of Ch$34,273.7 million, as a result of lower fee income. The latter as a counterpart of the change introduced by the Pension Reform Law previously mentioned, which implied a decrease in the fee charged to contributors over their taxable salary base.

In light of the aforementioned, net fee received by Provida defined as fee income minus the life and disability expense, provides a more accurate basis for year-on-year comparison in the analysis, which amounted to Ch$66,531.4 million in the first half of 2010, higher by Ch$14,747.5 million when compared to the same period in 2009.

Lower expenses related to employee and depreciation and amortization positively contributed in first half’s result. The positive evolution in employee expenses (Ch$2,396.1 million) was basically attributable to lower amount of indemnities to administrative and sales personnel. Likewise, the favorable evolution exhibited by depreciation and amortization (Ch$1,402.3 million) was determined by lower amortization of evolutionary developments associated with the Unified Platform.

Likewise, lower gains on mandatory investments implied a negative contribution of Ch$10,355.9 million, resulting from lower gains in local variable and fixed income as compared to the same period in 2009, thus, the weighted average nominal return of pension funds in the first half in 2010 was 3.19% as compared to 11.41% recorded in the first half in 2009.

Regarding income taxes, they increased as higher profits before taxes were generated in the period.

During the 1H10, earnings per share (each ADR represents fifteen shares) were Ch$139.39 as compared to Ch$113.93 obtained in the 1H09. As of June 30, 2010, the total number of outstanding shares stood at 331,316,623, recording no changes with respect to June 2009.

Revenues

Under IFRS format, revenues account incorporates fee income, financial revenues and other operating revenues of the former classification under Chilean GAAP.

In the 1H10, revenues were Ch$75,486.6 million, a decrease of Ch$34,273.7 million or 31.2% with respect to the same period in 2009. This result was basically driven by lower fee income (Ch$38,463.6 million) compared to 1H09, in view of the change in the fee structure (as implemented by Pension Reform Law), while the remaining components called other revenues partially offset this evolution with an increase of Ch$4,189.9 million, basically due to higher financial revenues registered during the period.

•
Fee income was Ch$64,277.5 million in the 1H10, a decrease of Ch$38,463.6 million (37.4%) with respect to the same period in 2009. This decrease was basically driven by the change in the fee structure as the Pension Reform Law eliminated the AFP’s individual obligation to provide life and disability insurance beginning in July 2009. Therefore, the fee as of June 2010 averaged 1.54%, decreasing by 41.7% over the average fee charged as of June 2009 (2.64%).

In the analysis with the previous year, the net fee received by the Company defined as fee income minus the life and disability expense, provides a more accurate basis for comparison. In the 1H10, the net fee amounted to Ch$66,531.4 million, growing by Ch$14,747.5 million or 28.5% with respect to the same period in 2009. This result was consequence of an increase of 5.6% in Provida’s salary base, adding the lower cost of the life and disability insurance.

In consistence with the growing trend of its clients salary base, Provida has maintained its leading position in the pension industry with an average market share around 40% in terms of number of customers and over 30% in terms of salary base and total assets under management. In figures, the average number of contributors was 1,788,522 and the monthly average salary base was US$1,240.0 million as of June 2010. Assets under management were US$34,966.0 million as of June 30, 2010.

•
Other revenues amounted to Ch$11,209.1 million, increasing by Ch$4,189.9 million (59.7%) with respect to the 1H09. Behind this result were higher financial revenues from the contract of the life and disability insurance that increased by Ch$3,230.3 million or 119.2%, attributable to higher cash flows administered and better returns obtained by the insurer in connection with the contract effective January 2005-June 2009.

Gains on mandatory investments

Gains on mandatory investments amounted to Ch$5,619.1 million in the 1H10, a decrease of Ch$10,355.9 million or 64.8% with respect to the gains recorded in the 1H09. The weighted average nominal return of pension funds was 3.19% as of June 2010 that is compared to 11.41% recorded in the same period in 2009. The main contributions were Fund Type C (54% out of the total return achieved in the period) with a nominal return of 3.73% and Fund Type B (18% out of the total return achieved in the period) with a nominal return of 2.85%.

Lower returns with respect to the result achieved last year was basically sustained by lower contributions in fixed income, since interest rates were lower in 2009 and so the local variable income (IPSA 11.6% as of June 2010 v/s 30.0% as of June 2009).

Life and disability insurance premium

In the 1H10, the life and disability insurance premium recorded a credit of Ch$2,253.8 million, positive in Ch$53,211.1 million (104.4%) with respect to the expense registered in the 1H09. This result was sustained by the fact that the Pension Reform Law eliminated AFPs’ individual responsibility of providing life and disability benefits, so that the AFP only records temporary premiums from leftovers recovery of previous months and the casualty rate accruals related to changes in the value of casualties pending of payment.

Consequently, Provida only maintains those casualties pending payment due to temporary disability that remain covered until June 30, 2009. All the above has implied to record a positive variation of Ch$37,481.5 million in temporary premium and Ch$15,459.0 million in accruals for unfavorable casualty rate.

Regarding accruals for unfavorable casualty rate, they were positively affected by both returns on pension funds that have decreased the insurance cost assumed by Provida, as the AFP covers the difference between life annuities established by the law and the savings kept in the affiliates’ accounts, and higher discounts rates applied to the casualties payments made in the semester. The latter since the casualties obligations were acknowledged at the end of 2009 at lower discounts rates than the ones prevailing in the market at the moment of payment (around 3.3% compared to 3.6%).

Employee expenses

Under IFRS format, the line employee expenses includes the administrative and sales personnel remunerations of the former classification under Chilean GAAP. The opening of this item under IFRS for Provida is composed by wages and salaries of administrative personnel and sales personnel, indemnities and short term benefits.

Employee expenses amounted to Ch$14,608.4 million in the 1H10, a decrease of Ch$2,396.1 million or 14.1% with respect to the 1H09. This result was basically triggered by lower indemnities of Ch$1,637.6 million of administrative and sales personnel, adding lower short term benefits (Ch$583.8 million) and lower wages and salaries for administrative personnel (Ch$354.9 million).

•
Wages and salaries of administrative personnel amounted to Ch$7,846.2 million in the 1H10, a decrease of Ch$354.9 million or 4.3% with respect to the figure recorded in 2009, as a consequence of lower staff maintained in the period corresponding to the externalization of certain supporting areas to the related society BBVA Servicios Limitada, a transaction authorized by the Board of Directors on December 16, 2009which has meant to record savings in wages and benefit allowances. The latter was offset by higher legal contributions due to the life and disability insurance must be paid by the employer.

In figures, the average administrative staff amounted to 900 workers in 1H10, while in the 1H09 was 1,064, implying a decrease of 15.4%. By comparing the end of each period, the administrative staff decreased by 11.1% from 1,008 as of June 2009 to 896 workers as of June 2010.

•
Wages and salaries of sales personnel amounted to Ch$5,659.5 million in the 1H10, an increase of Ch$180.2 million or 3.3% with respect to the same period of 2009. This variation was the result of higher expenses in accrued vacations and higher legal contributions due to the life and disability insurance must be paid by Provida as an employer commencing on July 2009. The latter was partially offset by lower expenses in wages due to the smaller staff maintained in the 1H10, stemming from adjustments made in the low-productive segments in the second half in 2009 in order to improve the performance of the sales force.

In figures, the average number of sales agents was 469 workers in the 1H10, a decrease of 16.4% with respect to the number in 1H09 (561 sales agents). With respect to the evolution at the end of each period, the sales force decreased by 5.1% from 491 salespeople in June 2009 to 466 in June 2010.

•
Short term benefits to employees were Ch$418.4 million in the 1H10, decreasing by Ch$583.8 million or 58.3% as compared to the same period in 2009 due to lower accruals for bonuses in light of lower staff and enough stock for the estimated accrual.

•
Indemnities amounted to Ch$684.3 million in the 1H10, a decrease of Ch$1,637.6 million or 70.5% regarding 1H09. This evolution corresponds to the adjustments made in administrative and sales personnel during the first half of 2009.

Depreciation and amortization expenses

The depreciation and amortization expenses were Ch$3,972.5 million in the 1H10, a decrease of Ch$1,402.3 million or 26.1% with respect to the first half in 2009. This decrease was the outcome of lower amortization expenses (Ch$1,490.5 million), since the year 2009 included the amortization of assets corresponding to the years between 2005 and 2009, but the year 2010 just includes new developments generated this year.

•
The depreciation expense was Ch$1,108.6 million in the 1H10, an increase of Ch$122.1 million or 12.4% with respect to the same period in 2009. This variation was mainly attributable, at local level to higher depreciation of computing devices (Ch$21.5 million). It added to above higher depreciation of the subsidiary AFP Genesis in Ecuador (Ch$70.8 million).

•
The amortization expense was Ch$2,863.9 million in the 1H10, a decrease of Ch$1,524.4 million or 34.7% with respect to the same period in 2009. This result was largely attributable to lower amortization in evolutionary developments associated to the Unified Platform due to the 1H09 included the amortization of investments of evolutionary developments for the period between 2005-2009, while the year 2010 only includes new developments basically related to changes implemented by the Pension Reform Law.

Miscellaneous other operating expenses

Under IFRS format, miscellaneous other operating expenses include marketing, data processing administration, Board of Directors remunerations and other expenses of the former classification under Chilean GAAP. The opening of this item under IFRS is composed by the same detail previously mentioned, but the Board of Directors remunerations and other operating expenses are merged in other operating expenses.

Miscellaneous other operating expenses were Ch$14,251.7 million in the 1H10, an increase of Ch$2,947.7 million or 26.1% with respect to the 1H09. This result was basically driven by higher administration costs (Ch$3,367.5 million), basically due to higher expenses in advisory services and services rendered by third parties.

•
Marketing expenses were Ch$561.2 million in the 1H10, an increase of Ch$49.9 million or 9.8% with respect to the same period in 2009. This was mainly originated by increased expenses in communications to affiliates due to the inclusion of additional information in the quarterly balance sheet as demanded by the Authority, which made its cost more expensive.

•
Data processing expense was Ch$1,539.8 million in the 1H10, an increase of Ch$114.0 million or 8.0% with respect to the 1H09. The result was driven by higher host maintenance cost and installations as a result of new inquiries of software maintenance. The latter was partially offset by lower costs in pension branch offices given the adjustments made in the commercial network.

•
Administration expenses amounted to Ch$10,774.3 million in the 1H10, a growth of Ch$2,888.5 million or 36.6% with respect to the same period in 2009. This deviation was mainly attributable to higher expenses in connection with advisory services related to the externalization of certain supporting areas to the related company BBVA Servicios Limitada previously mentioned. The period also recorded higher expenses in services rendered by third parties for typing services. The above was partially offset by lower expenses in operating write-offs related with minor operative mistakes.

•
Other operating expenses are associated to costs incurred for evaluation and qualification of disability status of contributors and remunerations of the Board of Directors. In the 1H10, other operating expenses were Ch$1,376.4 million, lower by Ch$104.7 million or 7.1% with respect to the same period of 2009.

This result was explained by lower expenses related to qualification of disability status, basically medical fees and clinical examinations due to in the 1H09 a greater number of claims was evaluated partly stemming from the year 2008 as a consequence of the implementation of the solidarity principle of the Pension Reform Law that encouraged a larger number of affiliates to request pension benefits.

It is important to mention that although the coverage of life and disability insurance expired in June 2009, Provida has to cover those casualties pending of evaluation and those casualties in the process of being finally evaluated belonging to the contract.

The above was partially offset by higher remunerations of the Board of Directors given the existence of one more remunerated Director and two alternate Directors beginning on May 2009.

Share of the profit (loss) from equity accounted associates

Share of the profit (loss) from equity accounted associates was Ch$3,763.7 million, higher in Ch$975.8 million or 35.0% with respect to the 1H10. This increase was the outcome of the higher result achieved by AFORE Bancomer in Mexico (Ch$742.4 million), basically due to higher levels of fee income and in gains on mandatory investments. Additionally, higher profits generated by local related companies were recorded in the period (Ch$584.9 million), where performance of AFC was highlighted given the superior fee income. These effects were partially offset by lower profits generated by AFP Horizonte in Peru (Ch$351.4 million) due to the Peruvian Accounting Standards instructed that mandatory investments results should be included in statement of financial position rather than in income statements effective in 2010.

Company	Country	2010	2009	Change	%
		(Million of Chilean pesos, except percentages)

AFC	Chile	384.7	2.5	382.2	15518.4%
DCV	Chile	41.5	47.9	(6.4)	-13.3%
Previred	Chile	798.5	589.4	209.1	35.5%
Bancomer	México	1,669.8	927.5	742.4	80.0%
Horizonte	Perú	869.2	1,220.6	(351.4)	-28.8%
TOTAL		3,763.7	2,787.9	975.8	35.0%

Exchange differences

The exchange differences were Ch$411.1 million in the 1H10, an increase of Ch$588.0 million with respect to the loss recorded in the 1H09. This result was driven by both higher gains in foreign exchange rate in view of the depreciation of Chilean peso against the U.S. Dollar (7.9%) that increased the value in Chilean pesos of the deposits and accounts receivable taken in dollars, as well as higher earnings on UF variations (increase of 1.24%) that increment the value of receivable accounts measured in UF.

Other non-operating expenses

In the 1H10, other non-operating expenses were Ch$616.9 million, an increase of Ch$283.8 million or 85.2% with respect to the same period in 2009. This result was attained due to the expenses incurred for damages in real estate as a consequence of the earthquake, which were partially offset by lower accruals for lawsuits and lower expenses for fines.

Income tax expense

Income tax expense were Ch$9,179.3 million in the 1H10, higher by Ch$2,083.5 million or 29.4% with respect to the 1H09, basically due to lower earnings before taxes recorded in the period.

STATEMENT OF FINANCIAL POSITION

Assets

Total assets amounted to Ch$341,296.1 million as of June 30, 2010, a decrease of Ch$3,868.2 million or 1.1% with respect to December 31, 2009. This result was driven by lower current assets (Ch$13,130.6 million), mainly referred to the inferior level of cash and cash equivalents, which was partially offset by higher non-current assets (Ch$9,262.4 million) basically as a result of higher mandatory investments.

•
As of June 30, 2010, current assets were Ch$49,131.2 million, decreasing by Ch$13,130.6 million or 21.1% with respect to December 31, 2009. This result was mainly caused by lower amounts of cash and cash equivalents of Ch$13,950.7 million, given the lower liquidity of the Company demonstrated in a lower level of deposits (Ch$10,950.0 million) and lower balances in banks (Ch$2,893.0 million), given the fact that the Company distributed 75% of its 2009 profits as dividends. Also, the period recorded lower accounts receivable from related companies of Ch$3,200.1 million, specifically from BBVA Seguros de Vida (Ch$3,304.2 million) since the insurance contract is in run off stage and lower current tax receivables of Ch$2,184.5 million. The above was partially offset by higher trade and other receivables of Ch$7,395.6 million, mainly due to higher balances in accounts receivable from insurers (Ch$8,373.4 million) that were partially offset by lower receivables from the State (Ch$973.5 million).

•
Non current assets amounted to Ch$292,164.9 million as of June 30, 2010, an increase of Ch$9,262.4 million or 3.3% with respect to December 31, 2009. This result is mainly attained by higher mandatory investments of Ch$8,228.5 million due to the normal contributions recorded in the growing salary base of clients and positive cumulative returns of pension funds. Also, the period recorded higher investments stemming from share of the profit from equity accounted associates of Ch$840.9 million, basically higher share holders equity of AFP Horizonte in Peru (Ch$411.0 million) and by AFC in Chile (Ch$385.3 million).

Liabilities

Total liabilities amounted to Ch$77,745.9 million as of June 30, 2010, an increase of Ch$2,185.0 million or 2.9% with respect to December 31, 2009. This result was driven as a result of increased current liabilities (Ch$1,428.6 million), mainly due to higher trade payables and other accounts payable, adding increased amount of non-current liabilities (Ch$756.4 million) due to superior liabilities for deferred taxes.

•
Current liabilities amounted to Ch$50,095.5 million as of June 30, 2010, an increase of Ch$1,428.6 million or 2.9% with respect to December 31, 2009. This variation was mainly attributable to higher trade payables and other accounts payable of Ch$11,338.4 million, basically due to higher dividends payable (Ch$10,859.0 million) since IFRS implementation requires to acknowledge the committed dividends to be paid to share holders according the Company´s policy and the legal requirements. The above, was partially offset by lower accruals of Ch$7,471.4 million basically accruals for unfavorable casualty rate (Ch$7,637.4 million) due to higher discount rates used to determine casualty payments compared to those ones used to constitute the 2009 provision, adding the favorable effect of the positive returns of pension funds over the individual capitalization accounts of beneficiaries.

•
Non-current liabilities amounted to Ch$27,650.3 million as of June 30, 2010, an increase of Ch$756.4 million or 2.8% with respect to December 31, 2009, as a result of higher liabilities for deferred taxes (Ch$791.9 million) in relation with gains on mandatory investments during the semester.

Shareholders’ equity

Total shareholder’s equity amounted to Ch$263,550.2 million as of June 30, 2010, a decrease of Ch$6,053.2 million or 2.2% with respect to December 31, 2009, basically due to lower cumulative gains given the definite dividend distribution of 2009 profits, made in May 2010.

Exchange rate

As of June 30, 2010 the exchange rate was Ch$547.19 per dollar, while at the same date in 2009, it was Ch$531.76 per dollar. In the 1H10, a depreciation of Chilean peso against the dollar of 7.9% was recorded, whereas in the 1H09 an appreciation of Chilean peso against the dollar of 16.4% was recorded.

COMPREHENSIVE INCOME STATEMENT

	2010	2009	Change	%
	(Million of Chilean pesos, except percentages)

Revenue	75,486.6	109,760.3	(34,273.7)	-31.2%
Gains on mandatory investments	5,619.1	15,975.0	(10,355.9)	-64.8%
Life and disability insurance premium expense (less)	2,253.8	(50,957.2)	53,211.1	104.4%
Employee expenses (less)	(14,608.4)	(17,004.5)	2,396.1	-14.1%
Depreciation and amortization (less)	(3,972.5)	(5,374.9)	1,402.3	-26.1%
Miscellaneous other operating expenses (less)	(14,251.7)	(11,304.0)	(2,947.7)	26.1%
Finance costs (less)	(68.4)	(98.3)	30.0	-30.5%
Income (loss) from investments	57.3	138.5	(81.2)	-58.6%
Share of the profit (loss) from equity accounted associates	3,763.7	2,787.9	975.8	35.0%
Exchange differences	411.1	(177.0)	588.0	332.3%
Other non-operating income	1,288.5	1,429.4	(140.8)	-9.9%
Other non-operating expenses (less)	(616.9)	(333.1)	(283.8)	85.2%

PROFIT (LOSS) BEFORE TAX	55,362.3	44,842.0	10,520.3	23.5%

Income tax expense	(9,179.3)	(7,095.8)	(2,083.5)	29.4%
Profit (loss) after tax from continuing operations	46,183.0	37,746.2	8,436.8	22.4%

PROFIT (LOSS)	46,183.0	37,746.2	8,436.8	22.4%

STATEMENT OF FINANCIAL POSITION

	6/30/2010	12/31/2009	Change	%
	(Million of Chilean pesos, except percentages)

Current assets	49,131.2	62,261.9	(13,130.6)	-21.1%
Non-current assets	292,164.9	282,902.4	9,262.4	3.3%

TOTAL ASSETS	341,296.1	345,164.3	(3,868.2)	-1.1%

Current liabilities	50,095.5	48,666.9	1,428.6	2.9%
Non-current liabilities	27,650.3	26,893.9	756.4	2.8%

Shareholders' Equity	263,550.2	269,603.4	(6,053.2)	-2.2%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	341,296.1	345,164.3	(3,868.2)	-1.1%

CASH FLOW STATEMENT

	2010	2009	Change	%
	(Million of Chilean pesos, except percentages)

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES	33,176.0	2,960.3	30,215.8	1020.7%
Cash flow from (used in) operations	36,188.5	5,622.3	30,566.1	543.7%
Cash flow from (used in) other operating activities	(3,012.5)	(2,662.1)	(350.4)	13.2%

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES	(4,748.0)	(1,891.3)	(2,856.8)	151.1%

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	(42,378.7)	(1,425.2)	(40,953.5)	2873.6%

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	(13,950.7)	(356.2)	(13,594.5)	3817.1%

A.F.P. PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE SECOND QUARTER OF 2010

Profit

In the second quarter of 2010 (2Q10), the Company recorded a profit of Ch$19,185.6 million, a decrease of Ch$4,920.0 million or 20.4% with respect to profit recorded in the second quarter in 2009 (2Q09). Behind this evolution are the losses on mandatory investments, meanwhile the main components of the recurrent business exhibited a good performance.

Regarding revenues, they amounted to Ch$36,294.2 million, implying a decrease of Ch$18,089.7 million due to lower fee income resulting from the decreased fee charged to the contributors over their salary base, as a consequence of the change introduced by the Pension Reform Law in the life and disability insurance.

Such lower revenues had their counterpart in the life and disability insurance premium, positive in Ch$25,709.5 million with respect to the 2Q09. The above due to the Pension Reform Law eliminated the AFP’s individual responsibility of providing life and disability benefits, so that, the period did not record expenses for such concept, excepting those ones stemming from leftover recovery of previous months, adding accruals made due to changes in the value of casualties pending of payment.

In view of the aforementioned, net fee received by Provida defined as fee income minus the life and disability expense, provides a more accurate basis for year-on-year comparison in the analysis, which amounted to Ch$33,436.5 million in the 2Q10, higher by Ch$7,130.3 million as compared to the 2Q09.

Regarding operating expenses, both employee expenses and depreciation an amortization expenses demonstrated a positive evolution totaling savings of Ch$3,232.3 million, partially offset by higher miscellaneous other operating expenses of Ch$1,686.1 million.

Losses on mandatory investments implied a negative in Ch$15,037.4 million, basically resulting from negative results obtained by foreign stock markets.

Regarding income taxes, they decreased due to lower profits before taxes were generated in the quarter.

During the 2Q10, earnings per share (each ADR represents fifteen shares) were Ch$57.91 as compared to Ch$72.76 obtained in the 2Q09.

Revenues

In the 2Q10, revenues were Ch$36,294.2 million, a decrease of Ch$18,089.7 million or 33.3% with respect to the same period in 2009. This result was basically driven by lower fee income of Ch$18,579.2 million in view of the decreased fee charged to contributors over their taxable incomes.

•
Fee income was Ch$32,114.7 million in the 2Q10, a decrease of Ch$18,579.2 million (36.6%) with respect to the same quarter in 2009. This decrease was basically driven by the change in the fee structure as the Pension Reform Law eliminated the AFP’s individual obligation to provide life and disability insurance beginning on July 2009. Therefore, the fee as of June 2010 averaged 1.54%, decreasing by 41.7% over the average fee charged in the 2Q09 (2.64%).

As a result of the latter, in the analysis with the previous year, the net fee received by the Company defined as fee income minus the life and disability expense, provides a more accurate basis for comparison. In the 2Q10, the net fee amounted to Ch$33,436.5 million, growing by Ch$7,130.3 million or 27.1% with respect to the same period in 2009. This result was attained as a consequence of an increase in Provida’s salary base of around 6.8%, adding lower costs of the life and disability insurance.

In consistence with the growing trend shown by its clients' salary base, Provida has maintained its leading position in the pension industry with an average market share around 40% in terms of number of customers and over 30% in terms of salary base and total assets under management. In figures, during the 2Q10 the average number of contributors was 1,773,534 and the monthly average salary base was US$1,249.0 million. Assets under management were US$34,966.0 million as of June 30, 2010.

•
Other revenues amounted to Ch$4,179.4 million in the 2Q10, increasing by Ch$489.5 million (13.3%) with respect to the 2Q09. Behind this result was the positive variation recorded by other non-operating results of Ch$822.2 million or 51.3% basically referred to gains on mandatory investments generated by the subsidiary AFP Genesis in Ecuador, which were partially offset by lower financial revenues from life and disability insurance contract that meant a negative deviation of Ch$274.4 million or 17.6%.

Gains on mandatory investments

During the 2Q10, mandatory investments recorded losses of Ch$1,167.8 million, negative in Ch$15,037.4 million or 108.4% with respect to gains recorded in the 2Q09. The weighted average nominal return of pension funds was -0.58% in the 2Q10, which is compared to 9.74% recorded in the 2Q09. This result was basically sustained by negative performances of foreign stock markets (2Q10: MSCI World -14.2%: USA -13.4%, Japan -16.0% and Europe -10.4% and MSCI Emerging:
 -11.0%: Russia -15.6%, Brazil -15.0%, Mexico -9.5% and China -6.2% v/s 2Q09: MSCI World +19.7%: USA +15.2%, Japan +22.9% and Europe +15.6% and MSCI Emerging: +33.7%: Russia +43.3%, Brazil +25.6, Mexico +24.2% and China +35.9% ).

Life and disability insurance premium

The life and disability insurance premium recorded a credit of Ch$1,321.8 million in the 2Q10, positive in Ch$25,709.5 million (105.4%) with respect to the expense registered in the 2Q09. This result was sustained by the fact that the Pension Reform Law eliminated AFPs’ individual responsibility of providing life and disability benefits, so that the AFP only records temporary premiums from leftovers recovery of previous months and the accruals of casualty rate related to changes in the value of casualties pending of payment.

Currently, Provida only maintains those casualties pending payment due to temporary disability that remain covered until June 30, 2009. All the above implied to record a positive variation of Ch$18,499.0 million in temporary premium and Ch$7,075.3 million in accruals for unfavorable casualty rate. The latter since the casualties paid during the quarter were calculated at a higher discount rate than the one used to determine the provisions for such casualties.

Employee expenses

Employee expenses amounted to Ch$7,337.4 million in the 2Q10, a decrease of Ch$1,884.8 million or 20.4% with respect to the 2Q09. This result was basically triggered by lower indemnities of Ch$1,906.5 million.

•
Wages and salaries of administrative personnel amounted to Ch$4,036.1 million in the 2Q10, a decrease of Ch$44.6 million or 1.1% with respect to the figure recorded in 2009. Behind this evolution are savings of Ch$221.0 million achieved by Provida, mainly as a consequence of the fixed component of salaries due to smaller staff due to the externalization of certain supporting areas to the related society BBVA Servicios Limitada. As a counterpart, AFP Genesis in Ecuador recorded higher expenses s in wages and salaries to the administrative personnel due to a greater staff of commercial structure.

In figures, the average administrative staff amounted to 898 workers in 2Q10, while in the 2Q09 was 1,016, implying a decrease of 11.7%.

•
Wages and salaries of sales personnel amounted to Ch$2,863.6 million in the 2Q10, an increase of Ch$323.6 million or 12.7% with respect to the same quarter in 2009. The deviation is mainly explained by higher variable-based remuneration, referred to commissions due to settlements paid to sales agents that stopped working in the Company, as well as awards. Also, the period recorded higher legal contributions since the life and disability insurance must be paid by Provida as the employer beginning on July 2009.

In figures, the average number of sales agents was 464 workers in the 2Q10, a decrease of 6.3% with respect to the number maintained in the 2Q09 (495 sales agents).

•	Short term benefits to employees amounted to Ch$28.4 million in the 2Q10, decreasing Ch$644.1 million or 95.8% with respect to the 2Q09, given the lower staff maintained by the Company.

•
Indemnities were Ch$409.3 million in the 2Q10, a decrease of Ch$1,519.7 million or 78.8% regarding the 2Q09. The above as a consequence of the implementation of a plan intended to reduce administrative and sales personnel in the 2Q09.

Depreciation and amortization expenses

The depreciation and amortization expenses were Ch$1,432.6 million in the 2Q10, a decrease of Ch$1,347.5 million or 48.5% with respect to the 2Q09. This decrease was the outcome of lower amortization expenses (Ch$821.1 million), mainly due to the inferior amortization of the Unified Platform, as well as lower depreciation costs (Ch$526.4 million), due to re-classification of expenses made in April 2010.

•
In the 2Q10, the depreciation expense recorded a credit of Ch$16.0 million, a decrease of Ch$492.5 million or 96.9% with respect to the expenses recorded in the same period in 2009. This variation was mainly attributable to a reclassification made in April 2010 of the expenses stemming from damages provoked by the earthquake in Chile at the end of February 2010. These expenses were accounted for in other non operating expenses.

•
The amortization expense in the 2Q10 was Ch$1,416.6 million, a decrease of Ch$855.0 million or 37.6% with respect to the same quarter in 2009. This positive result was largely determined by lower amortization of evolutionary developments associated to the Unified Platform. The above due to the 2Q09 included the amortization of investments between the years 2005-2009, while the 2Q10 only included developments of the year, basically related to the Pension Reform Law.

Miscellaneous other operating expenses

Miscellaneous other operating expenses were Ch$7,151.4 million in the 2Q10, an increase of Ch$1,686.1 million or 30.8% with respect to the 2Q09. This result was basically driven by higher administration costs (Ch$1,572.3 million), basically due to higher expenses in advisory services and services rendered by third parties.

•
Marketing expenses were Ch$315.3 million in the 2Q10, an increase of Ch$106.4 million or 50.9% with respect to the same quarter in 2009. This result was mainly originated by increased expenses in communications to affiliates due to the inclusion of additional information in the quarterly balance sheet required by law.

•
Data processing expense was Ch$690.1 million in the 2Q10, an increase of Ch$146.2 million or 26.9% with respect to the 2Q09. The result was driven by higher host maintenance cost with related companies due to an accrual adjustment made in June 2009. The period also recorded higher expenses in host maintenance and installations due to new inquiries of software maintenance services in 2010. The latter was partially offset by lower costs in liaison pension branch offices due to adjustments in the commercial network.

•
Administration expenses amounted to Ch$5,292.1 million in the 2Q10, a growth of Ch$1,572.3 million or 42.3% with respect to the same quarter in 2009. This deviation was mainly attributable to higher expenses advisory services related to the externalization of certain supporting areas to BBVA Servicios Limitada, adding the increased cost in typing services rendered by third parties. The aforementioned was partially offset by lower expenses in operating write-offs in view of lower operating mistakes and donations due to an accrual adjustment belonging to the 4Q09 that was made in May 2010.

•
Other operating expenses were Ch$854.0 million in the 2Q10, a decrease of Ch$138.8 million or 14.0% with respect to the same period in 2009. This evolution is explained by  lower costs incurred in disability qualification, mainly related to medical fees and clinical examinations, due to in the year 2009 a larger number of claims was evaluated in view of the greater number submitted in 2008 as a result of the implementation of the Pension Reform Law.

The aforementioned was partially offset by higher expenses in remunerations of the Board of Directors in view of the greater number of remunerated Directors beginning on May 2009.

Share of the profit (loss) from equity accounted associates

Share of the profit (loss) from equity accounted associates was Ch$2,153.6 million in the 2Q10, higher in Ch$794.5 million or 58.5% with respect to the 2Q09. This increase was the outcome of the higher result achieved by AFORE Bancomer in Mexico (Ch$522.6 million), basically due to higher levels of fee income and increased gains on mandatory investments. It added to the above, higher profits generated by local related companies (Ch$394.4 million) since they recorded higher volumes of revenues. These effects were partially offset by lower profits generated by AFP Horizonte in Peru (Ch$122.5 million) due to the Peruvian Accounting Standards instructed that the result of mandatory investments should be included in the statement of financial position rather than in the income statements, effective commencing in 2010.

Company	Country	2Q10	2Q09	Change	%
		(Million of Chilean pesos, except percentages)

AFC	Chile	249.6	(23.0)	272.6	-1187.3%
DCV	Chile	22.0	32.4	(10.4)	-32.1%
Previred	Chile	429.4	297.2	132.3	44.5%
Bancomer	México	968.8	446.3	522.6	117.1%
Horizonte	Perú	483.7	606.2	(122.5)	-20.2%
TOTAL		2,153.6	1,359.1	794.5	58.5%

Exchange differences

The exchange differences were Ch$327.7 million in the 2Q10, an increase of Ch$408.6 million with respect to the loss recorded in the 2Q09. This result was driven by both higher gains in foreign exchange rate in view of the depreciation of Chilean peso against the U.S. Dollar (4.3%) that increased the value in Chilean pesos of deposits and accounts receivable taken in dollars, as well as higher earnings on UF variations (increase of 0.97%) that increment the value of receivable accounts measured in UF.

Other non-operating expenses

Other non-operating expenses were Ch$590.2 million in the 2Q10, an increase of Ch$557.0 million with respect to the same quarter in 2009. This result was attained due to the expenses incurred for damages in real estate as a consequence of the earthquake in February 2010.

Income tax expense

The income tax expense amounted to Ch$3,953.3 million in the 2Q10, lower by Ch$304.2 million or 7.1% with respect to the 2Q09, basically due to lower earning before taxes recorded in the period.

Exchange rate

In the 2Q10 a depreciation of 4.3% of Chilean peso against the dollar was recorded, while in the 2Q09 an appreciation of 8.8% of Chilean peso against the dollar was registered.

COMPREHENSIVE INCOME STATEMENT

	2Q10	2Q09	Change	%
	(Million of Chilean pesos, except percentages)

Revenue	36,294.2	54,383.8	(18,089.7)	-33.3%
Gains on mandatory investments	(1,167.8)	13,869.6	(15,037.4)	-108.4%
Life and disability insurance premium expense (less)	1,321.8	(24,387.7)	25,709.5	105.4%
Employee expenses (less)	(7,337.4)	(9,222.1)	1,884.8	-20.4%
Depreciation and amortization (less)	(1,432.6)	(2,780.0)	1,347.5	-48.5%
Miscellaneous other operating expenses (less)	(7,151.4)	(5,465.4)	(1,686.1)	30.8%
Finance costs (less)	(26.2)	(74.3)	48.1	-64.8%
Income (loss) from investments	42.1	32.2	10.0	31.0%
Share of the profit (loss) from equity accounted associates	2,153.6	1,359.1	794.5	58.5%
Exchange differences	327.7	(80.9)	408.6	505.1%
Other non-operating income	705.0	762.0	(57.0)	-7.5%
Other non-operating expenses (less)	(590.2)	(33.2)	(557.0)	1679.2%

PROFIT (LOSS) BEFORE TAX	23,138.8	28,363.0	(5,224.2)	-18.4%

Income tax expense	(3,953.3)	(4,257.5)	304.2	-7.1%
Profit (loss) after tax from continuing operations	19,185.6	24,105.5	(4,920.0)	-20.4%

PROFIT (LOSS)	19,185.6	24,105.5	(4,920.0)	-20.4%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	August 16, 2010	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	August 16, 2010	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.